UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of: December 2016

Commission File Number:  001-37847

MOTIF BIO PLC

(Exact name of Registrant as specified in its charter)

125 Park Avenue

25th Floor, Suite 2622

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 5, 2016, Motif Bio plc (the “Company”) issued a press release announcing the publication of a Circular and Notice of General Meeting to the Company’s shareholders, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K.

The information contained in the press release is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filing with the Commission.

Exhibits

Exhibit Number	Exhibit Table

99.1	Press Release issued by Motif Bio plc, dated December 5, 2016, announcing the publication of a Circular and Notice of General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 5, 2016	MOTIF BIO PLC

	By:	/s/ Graham Lumsden
Graham Lumsden
Chief Executive Officer